

'Luni' Libes · 2nd

Entrepreneur, Author, Mentor, Advisor, Impact Investor

Talks about #impact, #startup, #investing, and #entreprenership

Bainbridge Island, Washington, United States · **Contact info**

17,547 followers · **500+ connections**

 **14 mutual connections:** Adie Akuffo-Afful, Jonny Price, and 12 others

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Africa Eats

Carnegie Mellon

Featured

Article	Link	Link
		
The Pandemic needs Africa Eats	**Fledge in 30 seconds**	**Nonprofit v For-profit companies, a tale of two ico...**
'Luni' Libes on LinkedIn	YouTube	YouTube
The coronavirus pandemic brings more than a healthcare crisis to Africa, it brings disruptions to the food supply chain that will likely cause widespread hunger and...	Fledge is an intense accelerator for companies that make a real difference in the world. This short captures the energy and excitement of the program, as seen by its graduates and...	How much larger is the for-profit sector than the nonprofit sector? The truth is flabbergasting!

Activity

17,547 followers

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'Luni' Libes posted this · 2d

 What do fast-growing **#startups** in **#Africa** need? This **#podcast** explains, in the founders' own words.

...show more

👍 7

'Luni' Libes posted this · 1w

An excerpt from a Sankalp Africa 2022 panel talking with real **#African** **#entrepreneurs** about the challenges of fast-growing companies in **#Africa** .

 **The Needs of Fast Growing African Companies**
africaeats.com · 2 min read

'Luni' Libes posted this · 1w

Which **#agriculture** **#crops** earn the most money in **#Africa** ? Not the coffee, tea, and cocoa that you think.

 **Crops earning cash in Africa**
africaeats.com · 1 min read

👍 6   2 comments

'Luni' Libes posted this · 2w

What is **#money** ? It's a simple question to ask but the answer is complicated. I know, as I've read and blogged about Wealth, Capital, Debt, Lords, Americana, and America's Bank, amongst a lot of far dryer, far m ...show more



Money, a true page turner
lunarmobiscuit.com · 2 min read

 9   1 comment

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About

Serial entrepreneur, mentor, investor, author, and educator.

Experience

 **Chief Executive Officer**
Africa Eats
Apr 2020 – Present · 2 yrs 2 mos
pan-Africa

Africa Eats begins with 27 fledglings from Fledge, wraps them in a holding company, and with that creates a diversified, fast-growing, institutional-scale investment that aim to be public by 202 ...see more



 **Founder & Managing Director**
Fledge
Feb 2012 – Present · 10 yrs 4 mos
Greater Seattle Area

Fledge is the conscious company accelerator, helping mission-driven for-profit companies through the complex path from idea through revenues. fledge.co



 **Facilititator & Teaching others to replicate**
The Angel Accelerator
Jan 2019 – Present · 3 yrs 5 mos

The Angel Accelerator is a hands-on, online program teaching individuals (and families) how to invest in early stage and growing impactful companies. theAngelAccelerator.com

 **The Angel Accelerator**
Many of the largest companies in the world were startups not so long ago, funded by angel investors and venture capitalists. Look deeper into the largest companies in th...

 **Chairman**
Realize Impact
Sep 2013 – Present · 8 yrs 9 mos
Greater Seattle Area

Realize Impact turns philanthropy into impact investments for donor advised funds (DAFs), family foundations, or for new philanthropic gifts.   ...see more

 **Co-Founder**
investorflow.org
Sep 2016 – Present · 5 yrs 9 mos
Greater Seattle Area

investorflow.org provides the world's first online service that connects investors to like-minded investors. Both those they already know and those they've yet to meet.   ...see more

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Education

 **Carnegie Mellon University**
BS, Math / Computer Science
Aug 1987 – Jun 1991
Activities and societies: Kappa Delta Rho, Mac Mach

 **University of Washington**
M.S., Computer Science and Engineering

Mar 1999 - Dec 2000

Activities and societies: Co-taught "Software Entrepreneurship"

Skills

Start-ups · 99+

 Endorsed by Brian Schultz and 65 others who are highly skilled at this

 Endorsed by Sonja Price (mutual connection)

Entrepreneurship · 99+

 Endorsed by Gifford Pinchot III and 77 others who are highly skilled at this

 Endorsed by 5 colleagues at Fledge

Strategic Planning · 99+

 Endorsed by Dr. Samuel Lee Hancock, CM and 3 others who are highly skilled at this

 Endorsed by 3 colleagues at Presidio Graduate School

Show all 39 skills →

Recommendations

Received   Given

 **Carrie Ferrence** · 3rd
Fractional COO/Business Partner – scaled for your start-up or small business
October 20, 2011, Carrie was 'Luni''s client

Michael has acted as an advisor to Stockbox throughout much of our start-up period. Initially, he coached the team on perfecting our presentation and pitches; worked through our one-pager and business plan; and tweaked our financials. And now he continues to play an important role in coaching the owners through financing and strategic planning. Throughout this whole process, he has …see more

Publications

The Pinchot Impact Index
Feb 25, 2015

(Show publication ☍)

How do you measure, compare and aggregate the impact of organizations that aim to do good in the world?
…see more

The Next Step: online classes and books
Lunarmobiscuit.com · Jan 1, 2014

(Show publication ☍)

All of The Next Step books and online classes, plus a community of entrepreneurs and mentors

Causes

Economic Empowerment · Environment · Health · Human Rights · Poverty Alleviation · Science and Technology

Interests

Influencers   Companies   Groups   Schools

 **Geoffrey Moore** in · 3rd
Author, speaker, advisor, best known for Crossing the Chasm and Zone to Win with the latest book being The Infinite Staircase. Partner at Wildcat Venture Partners. Chairman Emeritus Chasm Group & Chasm Institute
659,914 followers

 **Brad Feld** in · 2nd
Managing Director at Foundry Group
338,574 followers

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